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                             September 6, 2023

       Nathan P. Pereira
       Chief Executive Officer
       Unite Acquisition 1 Corp.
       12 E. 49th Street, 11th Floor
       New York, NY 10017

                                                        Re: Unite Acquisition 1
Corp.
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 10,
2023
                                                            File No. 000-56583

       Dear Nathan P. Pereira:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-12G filed August 10, 2023

       Business of the Issuer, page 1

   1.                                                   Please reconcile your
disclosure in the fourth paragraph that there have been no    specific
                                                        discussions with the
disclosure in the first paragraph on page 7 that your sole officer and director has not had
any preliminary contact or discussions with any representative of any other entity regarding
a business combination with you.
   2. We note your statements on page 3 that your sole officer and director is "currently involved with two other
blank check companies and may become associated with
                                                        additional blank check
companies at any time in the future," and that he is "employed on a full-time basis by
other companies." Please revise to state how many companies your sole officer and director is
employed on a full-time basis. Also explain how he will allocate his time if there is a
concurrent acquisition opportunity for any of the other blank check companies with which he
is involved.
 Nathan P. Pereira
FirstName  LastNameNathan
Unite Acquisition 1 Corp. P. Pereira
Comapany 6,
September  NameUnite
              2023    Acquisition 1 Corp.
September
Page 2     6, 2023 Page 2
FirstName LastName
3. We note your disclosure in Item 9 on page 11 that your common stock is not trading on any stock exchange. Where you discuss your competition to complete a business acquisition, please expand to address how the lack of trading on an exchange may impact your likelihood of success in finding a target company and completing a business combination.
Management's Discussion & Analysis, page 5

4. We note your first sentence on page 7 that your sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with you. Given your relationship with Lucius Partners and your statement that you contemplate Lucius Partners may introduce business combination opportunities to you, please revise to confirm that Lucius Partners has not had, on your behalf, any such contact or discussions with other entities regarding a business combination with you.
5. We note your statement that your management believes there are opportunities for a business combination with firms seeking the perceived benefits of becoming a publicly traded corporation. Please revise your disclosure to state clearly how a private operating company would benefit by completing a business combination with you rather than by filing its own Exchange Act registration statement, given the information about the target company that you state will be filed in a Form 8-K at the time of the business combination.
Item 5. Directors and Executive Officers, page 8

6. In light of the statement on page 3 that Mr. Pereira is employed on a full-time basis by other companies, please revise to ensure that you have disclosed all principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Refer to Item 401(e)(1) of Regulation
S-K.
Item 6. Executive Compensation
Summary Compensation Table, page 9

7. We note your disclosure that your sole officer and director has not received any cash or other compensation since inception. Please clarify whether he has earned any compensation.
8. We note your disclosure that there are currently no understandings or agreements regarding compensation your management will receive after a business combination.
         Please expand your disclosure to clarify whether there are any arrangements, whether written or unwritten, under which your sole officer and director will receive any compensation prior to a business combination, and if so, please describe the material terms. Please provide similar clarification and disclosure of the material terms of any
 Nathan P. Pereira
Unite Acquisition 1 Corp.
September 6, 2023
Page 3
      arrangements, whether written or unwritten, pursuant to which the sole officer and director would receive any potential payments upon termination or change in control. Refer to Item 402(o) and (q) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameNathan P. Pereira
                                                           Division of
Corporation Finance
Comapany NameUnite Acquisition 1 Corp.
                                                           Office of Real
Estate & Construction
September 6, 2023 Page 3
cc:       Barrett DiPaolo
FirstName LastName